Exhibit (a)(5)(xxxxiv)

PSFT CUSTOMER Q&A

Q.    As an existing PeopleSoft customer, can I continue to purchase additional PeopleSoft software after the acquisition?

A.    Yes. Customers can continue to purchase additional modules and seats. There is no need to accelerate your purchases of PeopleSoft software in advance of the acquisition closing. Oracle recommends that you follow normal purchasing requirements for your organization.

Q.    Will a PeopleSoft Version 9 be developed and released by Oracle?

A.    We will continue to enhance the PeopleSoft product line. We’ll assess the planned and cumulative enhancements over time to determine whether it makes sense to change the nomenclature to release 9. Either way, improvements to the product will continue and whether we create a marketing event with a name change is of less importance.

Q.    Will Oracle finish developing future PeopleSoft point solutions that are currently in the process of completion?

A.    Oracle intends to protect and increase the value of your PeopleSoft investments through ongoing enhancements and maintenance. Once Oracle has completed the acquisition of PeopleSoft, we will evaluate all projects that are currently in various stages of development. Our expectation is that we will meet with PeopleSoft customer user groups to discuss and prioritize these activities. Until then, we do not have enough information to comment on any specific projects that are in process but our general approach is that it makes sense to complete any nearly finished enhancement if it is of known value to existing customers.

Q.    Will services be included in the free module-for-module upgrades from PeopleSoft to Oracle?

A.    While implementation and other services are not complimentary, we expect to aggressively drive down the costs associated with the upgrade through robust automated migration scripts and tools that will be developed after the transaction closes. It is important to note that consulting resources are normally required on any enterprise application upgrade whether between releases from a single vendor or multiple vendors. The amount largely depends on the degree of customization around the old versions. The good news is that implementations of Oracle applications are becoming less consulting intensive each year as the technology improves and consultants become more experienced.

Q.    Will Oracle support PeopleSoft customers who are currently running IBM DB2, Microsoft SQL Server or other relational databases?

A.    We currently support customers running a broad range of non-Oracle applications so we have experience working with competitors’ products to solve customer problems. Similarly, we would work with other database vendors to provide world-class support to PeopleSoft customers. Keeping PeopleSoft customers happy is key to the success of this transaction. We expect to continue supporting those database technologies that PeopleSoft does today. In fact, Oracle has committed to extending support for PeopleSoft Version 7 for an additional two years and PeopleSoft Version 8 for at least 10 years – both beyond PeopleSoft’s own support timeframes.

Q.    As a PeopleSoft customer, what will happen to my partner relationships?

A.    Oracle has also sought to embrace the partner community focused on PeopleSoft products. Many of these partners are already our partners. Over time, partners believe that this acquisition will create more opportunities. Until the acquisition closes, we expect that existing partners will continue to fulfill your requirements. In fact, we’ve contacted them and advised them to do so. This is in the best interest of customers regardless of whether we acquire PeopleSoft.

Q.    I now understand Oracle’s position more clearly. If I choose, what can I do to support Oracle’s proposed bid for PeopleSoft?

A.    We would appreciate any feedback that you might have at any point during or after the transaction closes. Please contact us at either contact.oracle@oracle.com or 800.633.0925. In addition, should you choose, we can have a representative from Oracle follow-up to discuss various ways that you can let your opinions be more widely heard.